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                    UNITED STATES                            OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION            -------------------------
               Washington, D.C. 20549                    OMB Number: 3235-0058
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                                                       Expires: March 31, 2006
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                                                       Estimated average burden
                    FORM 12b-25                        hours per response...2.50
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                                                            SEC FILE NUMBER
                                                                1-11176
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            NOTIFICATION OF LATE FILING                      CUSIP NUMBER
                                                              400491 106
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(Check One): [ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended:   December 31, 2003
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 --------------------

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

  Grupo Simec, S.A. de C.V.
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Full Name of Registrant

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Former Name if Applicable

  Calzada Lazaro Cardenas 601
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Address of Principal Executive Office (Street and Number)

  Guadalajara, Jalisco, Mexico 44440
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company is unable to file the Form 20-F for the year ended December 31, 2003 by June 30, 2004 without undue effort and expense because it has been unable to timely gather all financial information necessary to prepare a reconciliation of its net income and shareholders' equity to U.S. Generally Accepted Accounting Principles.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Jose Flores Flores                   011-52           33-1057-5734
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                 (Name)                       (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           Grupo Simec, S.A. de C.V.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

           June 30, 2004                           /s/ Adolfo Luna Luna
Date ------------------------           By ------------------------------------
                                                  Chief Financial Officer


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